UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ASIA SATELLITE

TELECOMMUNICATIONS HOLDINGS

LIMITED

(Name of Subject Company (Issuer))

Able Star Associates Limited

CITIC Group

GE Capital Equity Investments, Inc.

AsiaCo Acquisition Ltd. (formerly known as Modernday Limited)

(Names of Filing Persons (Offeror))

Ordinary Shares, par value HK$ 0.10 per share

American Depositary Shares

(Title of Class of Securities)

Ordinary Shares (763991-02-3)

American Depositary Shares (04516X106)

(CUSIP Number of Class of Securities)

Kenneth Ko (Ko Fai Wong)

Room 2118, Hutchison House

10 Harcourt Road

Hong Kong

852-2867-0612

(Name, address and telephone number of persons authorized

to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒	Check the box if the filing relates solely to a preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 12.	Exhibits

Exhibit No.	Description

99.5	Joint announcement released by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited (the “Company”) on March 30, 2007, regarding completion of the exchange transaction, change in the directors of the Company and maintenance of existing business plans of the Company.